FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

[redacted]

07024331

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

SEC MAIL PROCESSING RECEIVED JUN 2007 WASH. D.C. 186 SECTION

June 5, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
100 F Street, N.E.
Room 3628
Washington, D.C. 20549

SUPPL

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find the following Company documents:

1. Press release of March 30 2007;
2. Three press releases of February 12, 2007; and
3. Quarterly Report for First Quarter 2007.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUN 1 5 2007
THOMSON
FINANCIAL

Enclosure

dlw 6/12

45920296.1

Press release 30/03/2007

FJH continues to make favourable progress in Q1 2007

- **Provisional turnover for Q1 2007 between 14.5 and 15.0 millio**
- **Orders on hand continue to develop well**

Munich, 30 March 2007- The Prime Standard-listed consulting and softwaı FJH AG (ISIN DE0005130108) presented its audited consolidated financial stı for 2006 at today's analysts and financial statements press conference and rı pleasing outlook for the current fiscal year. According to provisional estimate Executive Board, turnover for the first quarter will be between 14.5 and 15.0 Euro. With experience showing that the first quarter generally yields less thaı average quarterly turnover for FJH AG's financial year, the Executive Board s as a positive sign it will be possible to achieve the upper half of its forecast sı target range for 2007 of between 58 and 62 million Euro. This view is corrobı the continuing pleasing development in orders on hand.

About FJH:
FJH AG is a leading consultancy and software house for the insurance market Factory ® represents FJH's core software product and facilitates the developı sale and administration of insurance products. The company also offers otheı administration systems, process and document management software, systeı asset liability management and corporate management as well as a broad po services. These range from the development of customised solutions and the of software through to data migration and actuarial consulting.
FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five conti including Russia, the USA and Australia.
Currently, the FJH Group employs around 500 people at its head office in Muı German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Sw Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. Th company has been listed in the Prime Standard Index since 2003.

For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstr. 65, D-80687 Munich,
Tel. +49 89/769 01 7002, Fax +49 89/769 01 606,
E-Mail: **dorothea.kurtz@fjh.com**

Press release 12/02/2007

FJH AG and Provinzial Rheinland Lebensversicherung AG sign letter o for wide-scale implementation of FJH standard software

- **Cost-optimised IT platform based on FJH standard software**
- **Planned innovation and expansion of future product portfolio**
- **Guaranteed compliance with legal requirements of the reform · Insurance Contract Law [VVG]**

Munich, 12 February 2007- Insurance consulting and software specialist F has successfully secured another important new public insurer as customer ir form of Provinzial Rheinland Lebensversicherung AG, Düsseldorf. As part of it project, Provinzial Rheinland Lebensversicherung AG is planning to implemen standard software products from market leader FJH.

New IT platform for life business based on FJH standard software

The two parties have signed a letter of intent (LoI) covering the use of FJA Li Factory ® for classical, unit-linked, Riester and hybrid products for individual collective business. Alongside the administration system Provinzial Rheinland completely revamp its life business IT platform with the FJA Zulagenverwaltu subsidy management system and FJA RAN ® pension settlement and docum system.

In the first phase of the project the components of FJA Life Factory ® will be incorporated into Provinzial Rheinland's standardised IT architecture and proc control on the basis of its service-oriented architecture (SOA). Initial product rollout is scheduled for January 2008.

Besides office staff, Provinzial Rheinland's field service staff will also use the ı administration system's offer, application and information features directly at Using FJA Life Factory ® will therefore further optimise the time-to-market fc products and IT costs by replacing redundant field service system functions.

Provinzial Rheinland Lebensversicherung AG plans that by 2010 it will have fu replaced its existing administration system and together with FJH have comp migration of its existing portfolio of over one million policies.

Innovation and cost benefits of highly flexible standard software

In choosing this approach Provinzial Rheinland will achieve both rapid rollout new life platform and also ensure permanent cost and innovation benefits by participating in release-ready further development of FJH standard software ı which is controlled by a steadily growing number of FJH customers in corresp user groups.

With the planned level of integration of the FJA Life Factory ® components w own IT architecture and comprehensive process control, Provinzial Rheinland wants maximum flexibility that in future, too, will allow it to structure its line company-specific business processes using its own service providers.

By the time of the scheduled initial productive rollout on 1 January 2008 Prov Rheinland Lebensversicherung AG will already be able to market flexible, nev insurance products. This will be facilitated by the latest Release 4.5 of FJA Lif ® that takes the reform of the Insurance Contracts Law [VVG] into considera Roland Heithoff, IT Director with responsibility for applications development a Provinzial Rheinland explained: "In the medium to long-term, too, we believe decision to work with FJH will enable us to offer our customers and partners l innovative products and excellent service while further optimising our already ratio".

FJH AG's Executive Board sees the new customer relationship as important

confirmation of its strategy to focus on customer and service orientation: "W delighted that in securing Provinzial Rheinland as customer another highly re public insurer has placed its faith in us. We see interesting possibilities for th insurance market in this first instance of a customer selecting an integrated a of incorporating components of FJA Life Factory ® as technical services withi service-oriented architecture while also using it for front-office processes".

About FJH:
FJH AG is a leading consultancy and software house for the insurance market Factory ® represents FJH's core software product and facilitates the develop sale and administration of insurance products. The company also offers other administration systems, process and document management software, syste asset liability management and corporate management as well as a broad po services. These range from the development of customised solutions and the of software through to data migration and actuarial consulting.
FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five conti including Russia, the USA and Australia.
Currently, the FJH Group employs around 500 people at its head office in Mu German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Sw Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. Th company has been listed in the Prime Standard index since 2003.

For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstr. 65, D-80687 Munich,
Tel. +49 89/769 01 7002, Fax +49 89/769 01 606,
E-Mail: **dorothea.kurtz@fjh.com**

Press Room

Press release 12/02/2007

Orders on hand confirm growth forecast for 2007

- **Order volume rises more than 23 million Euro since November**
- **Release-ready standard software increasingly popular**
- **Good mix of follow-up orders and key new customers**

Munich, 12 February 2007- Prime Standard-listed consulting and softwar(FJH AG has started the New Year with a promising number of new orders. Sir November 2006 alone FJH has secured orders with a total volume of more th million Euro, with almost five million Euro from licence agreements. Most of t orders will be converted into turnover during the current financial year.

Release-ready standard software on the ascendancy
The orders confirm the increasing popularity of release-ready software and s(with a high level of pre-fabrication within the insurance business. Currently, : customers have already opted for the new Release 4.5 of the standard softw: Life Factory ®, which is scheduled for delivery in April 2007. A key factor bel pleasing development is that FJA Life Factory ® is one of the first standard s(solutions to consider the legal requirements resulting from the reform of the Insurance Contract Law [VVG] and of the new fiscal allocation process. More(implements these new requirements in an extremely effective and practical v insurers.
As reported in a **separate press release**, FJH has secured Provinzial Rheinl: Lebensversicherung AG as a key new strategic customer for FJA Life Factory

Top life insurers implement FJA RAN ®
In recent months, further orders from among the top 5 life insurers have hel| strengthen its market leadership in Germany for pension documentation mar and Riester subsidy management software solutions. Two additional custome gained for the FJA RAN ® pension settlement and documentation system, m(companies installed the standard software in the year of its market launch. A demand for Riester pensions grows so too does the demand for a suitable sy: administering Riester subsidies. The number of users for the FJA Zulagenver\ ® subsidy management system has thus grown to 30 companies, who thems represent over 60 clients.

Alte Leipziger switches to Release 7.3 of FJA ALAMOS Life & Pension
Alte Leipziger is switching to Release 7.3 of the standard software system FJ/ ALAMOS Life & Pension. It is a standard tool for professional corporate mana(risk and asset liability management, IAS/IFRS support and product developn has been used at Alte Leipziger for a number of years. To meet the increasec corporate management requirements long-term, Alte Leipziger is also plannir system enhancements - for example for managing Solvency II. FJH is makin(enhancements available through a release development that is being agreed user group.

New customers in the USA and Australia
International business is also pleasing. FJH has expanded its customer base i USA and Australia with two orders from partner companies of a longstanding Australian customer in the field of front office systems.

Focussing on the core business pays dividends
Further extensive orders have been won from existing customers, with Versicherungskammer Bayern, Vereinigte Postversicherung, Gothaer

Lebensversicherung, HDI Gerling and Aspecta, for example, placing service o worth several million Euro.

Migration and company pension provision have also confirmed their long-terr potential, with each area securing two new and follow-up orders with a total several million Euro. For example, one of Germany's biggest insurers chose F help consolidate its market position for company pension provision by develo Group Life Factory ®. The business segment Processes and Documents has a experienced recent increases in demand.

The Executive Board believes the latest orders are tangible proof that the de focus on core business as part of the company's new strategic direction has succeeded. The user groups are also proving beneficial, with active customer participation helping FJH solutions to become veritable market standards.

About FJH:
FJH AG is a leading consultancy and software house for the insurance market Factory ® represents FJH's core software product and facilitates the developı sale and administration of insurance products. The company also offers other administration systems, process and document management software, systei asset liability management and corporate management as well as a broad po services. These range from the development of customised solutions and the of software through to data migration and actuarial consulting.
FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five conti including Russia, the USA and Australia.
Currently, the FJH Group employs around 500 people at its head office in Mu German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Sw Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. Th company has been listed in the Prime Standard index since 2003.

For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstr. 65, D-80687 Munich,
Tel. +49 89/769 01 7002, Fax +49 89/769 01 606,
E-Mail: **dorothea.kurtz@fjh.com**

FILE NO. 82-5077

Ad hoc release 12/02/2007

FJH AG posts provisional figures for 2006:

- **Turnover 56.8 million Euro**
- **Q4 cash flow from operating activities up 1.1 million Euro**
- **Goodwill of PYLON AG depreciated in 2006**

Prime Standard-listed consulting and software house FJH AG (ISIN DE00051: has posted provisional key performance indicators for 2006. They reveal turn 56.8 million Euro (2005: 51.1 million Euro), confirming the Executive Board's back in November 2006. The cash flow from operating activities for Q4 2006 positive at around 1.1 million Euro (Q4 2005: -5.1 million Euro), continuing t favourable progress made in Q3 2006. At the end of 2006 liquid funds rose significantly to 16.3 million Euro (2005: 9.6 million Euro). In particular, freel available liquid funds of 10.9 million Euro (2005: 3.4 million Euro) mean FJH restored sufficient working liquidity.

The final purchase price allocation (PPA) for PYLON AG (acquired at the end c 2006) has almost been decided and will mean significant changes over the pı purchase price allocation. The value of PYLON AG's intangible assets will be a 1.8 million Euro (provisional PPA: 4.3 million Euro). The company expects extraordinary depreciation of approx. 3.0 million Euro on the resulting goodw

The efficiency programme announced in autumn 2006 was implemented as p 2006. One-off measures costing 1.5 million Euro have helped FJH AG cut curı annual costs by a further 1.8 million Euro.

Without the depreciation of PYLON AG's goodwill and the costs of the efficien programme, the company expects balanced EBIT for 2006.

FJH AG has made especially significant progress with its order position. Since November 2006 the company has secured orders with a total volume of over million Euro, the majority of which will be converted into turnover in 2007. A million Euro come from licence agreements. The orders reflect the industry's increasing use of release-ready standard software and solutions with a high l pre-fabrication. This gives FJH AG options both for long-term cooperation wit clients and also for significant additional potential business.

Based on these developments the Executive Board has confirmed its planned for the current financial year of 58 to 62 million Euro and planned EBIT of 4.£ million Euro.

FJH AG
Dorothea Kurtz
Elsenheimerstraße 65
80687 München
Tel.: +49 (0) 89 76901 7002
Fax: +49 (0) 89 76901 606
E-Mail: dorothea.kurtz@fjh.com

Internet: www.fjh.com

Munich, 12 February 2007

FJH AG ▪ Elsenheimerstr. 65 ▪ D-80687 Munich ▪ Phone +49 89 / 7 69 01-0 ▪ Fax +49 89 / 7 69 88 13 ▪ **info@fjh.com**

FJH



Quarterly Report of FJH AG

01.01.2007 - 31.03.2007

Address

FJH AG
Elsenheimerstraße 65
80687 Munich
GERMANY
Telephone: +49 89 76901-0
Fax: +49 89 7698813
www.fjh.com

Contact

Investor Relations
Telephone: +49 89 76901-274 or -7002
Email: investor.relations@fjh.com

Key Figures (IFRS) for the first Quarter 2007

	2007	2006
	,000 Euro	,000 Euro
Turnover	**14,704**	**12,724**
EBITDA (Operating result before depreciation)	1,637	−172
EBITDA-Margin	11.1%	−1.4%
EBIT (Operating result)	1,372	−429
EBIT-Margin	9.3%	−3.4%
EBT (Result before income taxes)	1,299	−539
Quarterly result	**1,032**	**−641**
Earnings per share	0.05	−0.04
Shareholders' equity	18,895	19,151
Equity ratio	45.4%	53.6%
Total assets	41,655	35,701
Net cash	11,421	13,228
Free cash flow	−727	−3,355
Employees as at 31.03.	467	450

Dear Shareholders,

FJH AG can reflect on very pleasing progress in turnover and results in the first quarter of 2007. At 14.7 million Euro, turnover rose by 16% on the first quarter of 2006 (12.7 million Euro). This confirms the Executive Board's forecast for favourable business development. We are especially pleased to report that the key performance indicator, turnover per employee, rose 16% on the same quarter in the preceding year (124 thousand Euro compared with 107 thousand Euro for Q1 2006). Major drivers behind this development included the winning of new customers and also an increase in business with existing customers. At the same time, orders on hand are very promising for 2007 as a whole.

Due to the efficiency improvement measures implemented in 2006, the favourable development of business also led to a marked improvement in the earnings situation. With EBIT of 1.4 million Euro (Q1 2006 -0.4 million Euro), we have turned the corner towards renewed earnings potential. Total costs were 3% lower than in the same quarter of the preceding year, largely due to the reduction in personnel expenses. Although the cash flow from operating activities was negative at -0.6 million Euro, it is important to remember this still included ongoing payments of approximately 0.7 million Euro under the efficiency programme and that trade receivables rose by 1.1 million Euro.

At 13.1 million Euro, the volume of freely available cash and cash equivalents showed a further improvement, while the equity ratio was once again stable at 45%. The result after taxes of 1.0 million Euro (Q1 2006: -0.6 million Euro) means we have for the first time returned to positive earnings per share of 0.05 Euro (Q1 2006: -0.04 Euro).

FILE NO. 82-5077

This quarterly result fills us with optimism that our hard work and the patience you demonstrated during the difficult fiscal year in 2006 are beginning to pay off. The favourable market response to our solutions portfolio from new customers such as Provinzial Rheinland Lebensversicherung AG and also from longstanding existing customers proves that the new approach we have chosen is the right one and also demonstrates the further potential for developing our business model. The increased demand for our solutions portfolio also affirms our market appraisal that trends in our target market will prompt a greater willingness to use standardised solutions with a high level of preconfiguration. Our strategy for future growth takes this trend into account and includes plans to internationalise our current unique regional positioning characteristics. Our evolutionary FJH Insurance Platform aims to establish FJH AG as a successful international industry expert.

Despite these ambitious goals, we will naturally continue to focus on sustained, healthy growth for FJH AG. We would like to express our sincere gratitude for the trust you have shown in us thus far and look forward to you, our shareholders, accompanying us and indeed the whole FJH team as we venture towards a successful future.

The Executive Board

Overview of business development

The favourable development in turnover for the first quarter of 2007 was attributable to the pleasing development in orders. Combined with our leaner cost structure, this has also produced a corresponding development in earnings. A new key strategic customer was secured in the form of Provinzial Rheinland Lebensversicherung AG. The Company also won new orders to implement various migration projects. Although this has already had a favourable impact on the first quarter, the positive effects will continue to be felt in subsequent quarters. This is especially true for licence sales, as in some cases these are not fully recognised in the quarters when contracts are concluded.

First-quarter turnover did not include licence turnover or follow-on services relating to first-quarter development of new releases such as Release 4.5 of FJA Life Factory ®. This release was completed in April and rolled out to customer projects. The FJA Life Factory ® therefore is one of the first standard software solutions to fulfil the requirements of the Insurance Contract Law reform, which will become binding for 2008. Moreover, in preparation for implementation of the possible modifications to this reform that are anticipated for 2007, an advance delivery of parts of Release 4.6 was agreed and planned with the User Group for 2007.

During the first quarter, the requirements for implementing future business were also established for a number of important areas of business. This included in particular the partnership with Adobe, the new product solution for fiscal policy administration (FJA SBF), the development of the settlement components for the FJA RAN ® Pension Settlement and Documentation System and also the development of the new compact SymAss II multi-line system.

With numerous insurers already working on product innovations for the coming years we are experiencing increased demand for actuarial consultancy services. Early inclusion of FJH specialists in customers' work creates an ideal basis for specifically directing further development of our solutions portfolio.

FILE NO. 82-5077

All in all, this increased demand for integrated linking of products and services proves we were correct in adopting our revised business model. The growing success of this business model is in particular reflected in the key performance indicator of annualised turnover per employee.

Annualised Turnover per Employee


125
120
115
110
105
100
95
.000 Euro
107
117
110
123
124
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007

We see this development as proof that we have assessed the market correctly by predicting an increased willingness among insurers to use standardised solutions with a high level of preconfiguration and to replace their various legacy systems (migration).

Earnings position, financial situation and assets

During the first quarter of 2007 turnover rose 16% on the same quarter in the preceding year, from 12.7 million Euro to 14.7 million Euro. 60% of this increase was attributable to the turnover of PYLON AG which has been included for the current quarter, while 40% was attributable to organic growth over the preceding year. During Q1, annualised turnover per employee rose 16% to 124 thousand Euro compared with 107 thousand Euro in the same quarter of the preceding year.

Licence and maintenance business was a major contributor to the increase in turnover. At 24%, its proportion of total turnover more than doubled compared with the same quarter in the preceding year and was therefore in the upper regions of the normal margin of fluctuation.

At 14.4 million Euro, total costs before interest and taxes for the period under review were 3% lower than in the same period of the preceding year (14.9 million Euro). Other operating expenses in particular showed a 12% reduction to 3.7 million Euro compared with 4.2 million Euro in the preceding year. As well as reduced currency effects (0.0 million Euro compared with -0.2 million Euro in Q1 2006), another major contributory factor was the marked reduction in additions to accruals (0.0 million Euro compared with -0.3 million Euro in Q1 2006). By contrast, PYLON AG incurred other operating expenses of 0.1 million Euro for the first quarter of 2007. There was a 3% reduction in personnel costs from 10.2 million Euro to 9.9 million Euro, not least due to the efficiency programme implemented at the end of the year. With PYLON AG incurring personnel costs of 0.8 million Euro for Q1 2007, the year-on-year comparison of personnel costs reveals a reduction of 11%. The number of employees compared with that at the end of the same quarter in the previous year rose from 450 to 467 (482 including external employees).

Other operating income for the first quarter of the current fiscal year amounted to 0.6 million Euro. This compares with 2.2 million Euro in the first quarter of the preceding year, which was largely influenced by special effects unconnected with operating business. This included in particular income from the release of accruals due to utilization.

Earnings before interest and taxes improved considerably on the same period in the preceding year, rising by 1.8 million Euro to 1.4 million Euro (preceding year: -0.4 million Euro). Consequently, the result after taxes also improved and a turnaround was also achieved here. After -0.6 million Euro in the same quarter in the preceding year, the result after taxes was positive at 1.0 million Euro. Earnings per share improved from -0.04 Euro to 0.05 Euro.

Considering that no major special effects had an impact in the first quarter of 2007, the development of results was particularly pleasing and proves that the FJH Group's business and cost model has renewed earnings potential. With this basic prerequisite now met, FJH will pursue moderate growth targets in 2007 and focus on developing its operating business in line with its future strategy. Expanding the FJH Insurance Platform and further developing our successful solutions portfolio will help strengthen our position as industry expert.

Moving on to the financial position and assets, cash and cash equivalents rose from 16.2 million Euro to 17.6 million Euro in the first three months of the 2007 fiscal year. Of these, the freely available cash and cash equivalents rose from 10.8 million Euro to 13.1 million Euro. The cash flow from operating activities for the first quarter of 2007 was -0.6 million Euro. On the one hand, this was burdened by an amount of approximately 0.7 million Euro in respect of ongoing payments under the efficiency programme implemented in the previous year. On the other hand, receivables rose by 1.1 million Euro to 8.1 million Euro during the first quarter of 2007; based on quarterly turnover, this corresponds to 50 DSO (days sales outstanding) (DSO at the end of Q1 2006: 64). This is a normal figure within the fluctuation margin for the Company. The cash flow from operating activities was also burdened by the 1.4 million Euro reduction in liabilities and accruals, due among other things to lower accruals for impending losses and additional releases of accruals. As the Company will not be pursuing early termination of the sale & lease-back transaction for the FJA Zulagenverwaltung ® subsidy management system, this has produced a burden of 0.75 million Euro for the quarter. The development of receivables and accruals alone accounted for a 2.3 million Euro increase in working capital and ultimately resulted in a negative cash flow from operating activities. In terms of investments, the major influencing factor was the capitalisation of 0.1 million Euro relating to the development of the new product SymAss II.

The increase in cash and cash equivalents was mainly attributable to the agreement, concluded during Q1 2007, to top up by a further 3 million Euro the sale & license-back transaction for the FJA Life Factory ® standard software that was concluded in December 2006. As with the first tranche, the agreement has a term of 54 months. In a further move, the Company repaid a loan of 0.51 million Euro from a member of the Company's governing bodies.

Net Cash / Operative Cash Flow


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
−2,000
−4,000
T€
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
-346
Net Cash
OPCF

As at 31 March 2007, the net cash position, which for transparency reasons also includes the liabilities under the sale & lease/license-back transactions, amounted to 11.4 million Euro. The Company thus has a stable financing structure which means that from this perspective, too, it can now focus on developing its operating business.

Overall development of the earnings position, financial situation and assets was very pleasing in the first quarter. Alongside the favourable development of orders, a major contributory factor here has been the fact that the volume of cost savings implemented in 2006 was set at the right level.

Development of the segments during the first quarter of 2007

The region of Germany is essentially the largest segment and consistently accounts for around three-quarters of overall business. In terms of the other regions and business with third parties, the USA, Switzerland and Slovenia are especially important, while Austria is increasingly acting as a supplier of internal services within the Group.

The main impetus for the favourable developments over the past quarter thus came from Germany. In addition to the 35% year-on-year increase in turnover from 8.7 million Euro to 11.8 million Euro, there was also a marked turnaround in EBIT. This improved from -0.2 million Euro to 1.5 million Euro.

EBIT per Quarter


1,500
1,000
500
0
-500
-1,000
-1,500
-2,000
,000 Euro
-429
-123
-221
-4,165
1,372
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007

In the USA, turnover for the first quarter of 2007 fell compared with the preceding year (1.3 million Euro compared with 2.1 million Euro in the preceding year, or -38%). Consequently, EBIT also fell from 0.4 million Euro to 0.1 million Euro. However, because of the overall reduced turnover basis, normal fluctuations in business had more of an impact. Although not seen in the current figures for the first quarter, intensive sales activities meant the order pipeline in the USA developed particularly well during the first quarter and gives us optimism for the current fiscal year. Over the year as a whole, we currently expect to exceed the level of turnover achieved in 2006 (6.3 million Euro).

Turnover also fell in Switzerland and the comments made for the USA regarding fluctuations in turnover also apply here. At -0.8 million Euro, EBIT remained negative, although it did show an improvement on the preceding year (-1.2 million Euro). The continuing loss situation is caused by continuing effects from a project that are still being felt during the first half of 2007. This situation was explained in 2006.

Austria and Slovenia's figures for turnover and EBIT were e ssentially similar to those for the same quarter in the preceding year. Austria is focussing on intra-Group services, making it less susceptible to fluctuations. The improvement in results in Slovenia is due to inter-company charging of a licence and also to capitalisation of the new product SymAss II as the development project is based in Slovenia.

Turnover and EBIT by Segment


14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
-2.00
-4.00
,000 Euro
8.7
-0.2
0.1
0.1
0.3
0.3
1.5
-1.2
2.1
0.4
0.1
0.3
0.3
0.2
0.3
Turnover
EBIT
Germany
Austria
Switzerland
USA
Slovenia
Q1/2006
Q1/2007

Forecast for the current fiscal year

The forecast for the 2007 fiscal year is based on the pleasing development of orders on hand for the 2007 fiscal year. According to the revised method adopted at the end of 2006, orders on hand include both contracts actually concluded and contracts with an 80% probability of conclusion. Orders on hand amounted to 37 million Euro as at 1 January 2007. During the first quarter this increased to 49 million Euro including actual turnover for the first quarter. Current orders on hand also reflect the strong development of US business during 2007.

Orders on hand (including actual turnover) for 2007 at the end of Q1 classified by region:


Switzerland
7%
USA
14%
Slovenia
2%
Austria
2%
Germany
76%

An analysis of orders on hand classified by subject area confirms the trends noted during the first quarter. In terms of products, we expect both business with new customers and also an intensification of release-related business with existing customers. At the same time, assisting customers in replacing legacy systems is gaining in importance, as reflected in the expansion of our migration business. This shows that increasing numbers of market participants plan to use FJH's solution portfolio over the long-term and that we are correct in our analysis that the trends in our target market are producing an increasing willingness to use standardised solutions with a high level of preconfiguration. Our strategy for future growth takes this trend into account as it includes plans to internationalise our unique regional positioning characteristics. The FJH Insurance Platform aims to establish FJH AG as a successful international industry expert.

To create the necessary scope to achieve this objective we will deliberately continue to pursue moderate growth targets for 2007. We therefore stand by our forecast of turnover of between 58 million Euro and 62 million Euro for the 2007 fiscal year. This will enable research and development results that will create the basis for leveraging significant growth potential and pursing considerably more ambitious growth targets for 2008 and beyond. Due to medium-term cost/benefit considerations we have decided not to pursue early termination of the sale & lease-back agreement for the FJA Zulagenverwaltung * subsidy management system. As the sale & lease-back agreement is in any case due to expire in the first quarter of 2008 we will see an improvement in EBIT for 2008. With forecast EBIT for 2007 narrowed by this effect, we are predicting an EBIT margin of between 8 and 10%.

Consolidated Profit and Loss Account (IFRS)

	01.01. - 31.03.2007	01.01. - 31.03.2006
	,000 Euro	,000 Euro
Turnover	14,704	12,724
Change in stocks of finished goods and work in process	287	-519
Own work capitalised	121	0
Cost of purchased services and materials	-504	-228
Personnel expenses	-9,878	-10,150
Other operating income	642	2,248
Other operating expense	-3,734	-4,247
Depreciation/amortisation of property, plant and equipment and of intangible assets	-265	-257
Operating result	**1,372**	**-429**
Interest income	106	39
Interest expense	-179	-149
Result before income taxes and minority interest	**1,299**	**-539**
Income tax	-267	-102
Net income/loss	**1,032**	**-641**
Allocation of result:		
Profits/losses attributable to equity holders of the parent company	984	-678
Profits/losses attributable to minority interests	48	37
Net income/loss	**1,032**	**-641**
Earnings per share (basic) in Euro	0.05	-0.04
Earnings per share (diluted) in Euro	0.05	-0.04
Average shares outstanding (basic / diluted)	21,289,353	17,067,242

Consolidated Balance Sheet (IFRS)

		31.03.2007		31.12.2006
		,000 Euro		,000 Euro
Assets				
Current assets:				
Cash and cash equivalents		17,568		16,176
Marketable securities		3		3
Trade accounts receivable		8,129		7,026
billed receivables	7,040		5.759	
unbilled receivables	1,089		1.268	
Inventories		308		6
Current income tax assets		85		105
Other financial assets		95		93
Other current assets		2,345		781
Total current assets		**28,533**		**24,190**
Fixed assets:				
Goodwill		3,583		3,887
Intangible assets		1,803		1,767
Property, plant and equipment		2,479		2,644
Financial investments		6		6
Deferred tax assets		3,750		3,837
Current income tax assets		997		988
Other financial assets		504		488
Total fixed assets		**13,122**		**13,616**
Total assets		**41,655**		**37,806**
Liabilities and shareholders' equity				
Current liabilities:				
Financial debt		638		1,128
Trade accounts payable		809		957
Current income tax liabilities		210		119
Other accruals		3,211		4,429
Other current liabilities		4,794		3,450
Other financial liabilities		5,509		4,419
Total current liabilities		**15,171**		**14,501**
Long-term liabilities:				
Other accruals		219		219
Other financial liabilities		4,714		2,582
Deferred tax liabilities		1,074		1,045
Pension provision		1,582		1,568
Total long-term liabilities		**7,589**		**5,415**
Total liabilities		**22,760**		**19,916**
Shareholders' equity:				
Share capital		21,289		21,289
Capital reserves		10,294		10,294
Retained earnings		-12,874		-13,831
Shares of parent company's shareholders		**18,708**		**17,752**
Minority interest		186		139
Total shareholders' equity		**18,895**		**17,891**
Total liabilities and shareholders' equity		**41,655**		**37,806**

Consolidated Cash Flow Statement (IFRS)

	31.03.2007	31.03.2006
	,000 Euro	,000 Euro
Net income/loss	1,032	-641
Income tax	267	102
Result before income tax	**1,299**	**-539**
Adjustments:		
Depreciation/amortisation of property, plant and equipment and of intangible assets	265	257
Gain/loss from the disposal of property, plant and equipment	-1	9
Gain/loss from the disposal of intangible assets	305	0
Other income/expenditure not relevant for cash flow	9	4
Adjustments on accounts receivable	-48	166
Increase in pension provision	14	29
Interest income	-106	-39
Interest expenditure	179	149
Changes in:		
Trade accounts receivable	-1,057	-1,976
Inventories	-301	228
Other assets/other financial assets/current income tax assets	-1,580	9
Other accruals	-1,215	-2,001
Trade accounts payable	-163	441
Other debts/financial liabilities	1,866	-75
Income tax refunded	3	0
Income tax paid	-56	-16
Cash flow from operating activities	**-588**	**-3,355**

Table continued on following page

Consolidated Cash Flow Statement (IFRS)

	31.03.2007	31.03.2006
	,000 Euro	,000 Euro
Cash flow from investing activities:		
Investments in property, plant and equipment	-31	-22
Investments in intangible assets	-121	0
Inpayments from the disposal of property, plant and equipment	13	21
Total cash flow from investing activities	**-139**	**-1**
Cash flow from financing activities:		
Repayment of financial debts	-512	-3,976
Incoming payment from capital increase	0	11,554
Cash outflow from convertible bonds	0	-203
Borrowing of short-term debts	0	1,941
Cash outflow for transaction costs relating to capital increase	0	-810
Borrowing of long-term debts	2,702	0
Interest received	106	39
Interest paid	-166	-127
Total cash flow from financing activities	**2,129**	**8,418**
Exchange-rate related changes not relevant for cash flow	**-10**	**138**
Change in cash and cash equivalents	**1,392**	**5,199**
Cash and cash equivalents at beginning of period	**16,176**	**9,629**
Cash and cash equivalents at end of period	**17,568**	**14,828**

Consolidated Statement of Changes in Shareholders´ Equity (IFRS)

Shareholders' equity	Share capital	Capital reserves	Retained earnings: Valuation reserves	Retained earnings: Exchange equalization	Retained earnings: Net Investment	Retained earnings: Other	Subtotal: Shares of parent company's shareholders	Minority interests	Equity capital
	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro
Position 01.01.2006	15,662	3,288	0	428	0	-15,028	4,350	85	4,435
Net Investment					-888		-888		-888
Differences due to currency conversion				721			721	0	721
Transaction costs of equity capital procurement						-529	-529		-529
Changes in equity capital not affecting operating result	0	0	0	721	-888	-529	-696	0	-696
Net income/loss						-1,968	-1,968	54	-1,914
Total income and expenditure for the period	0	0	0	721	-888	-2,497	-2,664	54	-2,610
Capital increase	5,135	10,270					15,405		15,405
Convertible loan stock	492	168					660		660
Use of FJH AG's capital reserves pursuant to § 150 of the German Stock Corporation Law (AktG)		-3,433				3,433	0		0
Position 31.12.2006	21,289	10,294	0	1,149	-888	-14,092	17,752	139	17,891
				-13,831					
Position 01.01.2007	21,289	10,294	0	1,149	-888	-14,092	17,752	139	17,891
Net Investment					-72		-72		-72
Differences due to currency conversion				44			44	0	44
Changes in equity capital not affecting operating result	0	0	0	44	-72	0	-28	0	-28
Net income/loss						984	984	48	1,032
Total income and expenditure for the period	0	0	0	44	-72	984	956	48	1,004
Position 31.03.2007	21,289	10,294	0	1,193	-960	-13,108	18,708	186	18,895
				-12,874					

Annex

Accounting policies
The consolidated annual financial statements of FJH AG for the year ending 31 December 2006 were prepared in Euro and in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements as at 31 March 2007 that have been prepared in accordance with International Accounting Standards (IAS) 34 "Interim Financial Reporting" have in principle been drawn up based on the same accounting methods as those used in the 2006 consolidated annual financial statements.

Scope of consolidation
There have been no changes in the scope of consolidation compared with the consolidated annual financial statements for the year ending 31 December 2006.

Management and control
There was one change on the Supervisory Board during the period under review. Mr. Thomas Nievergelt replaced Prof. Dr. Helten as Chairman of the Supervisory Board with effect from 16 February 2007. Prof. Dr. Helten remains on the Supervisory Board as Deputy Chairman.

Shareholders' equity
As at 31 March 2007, shareholders' equity amounted to 21,289,353 shares with a nominal value of 1.00 Euro. FJH does not hold any treasury stock. No dividend was proposed or paid out during the period under review.

Supplementary report
Since the reporting date for this interim report (31 March 2007), there have not been any events of particular importance with a major impact on the earnings position, financial situation or assets.

FILE NO. 82-5077

FJH Share

Stock exchange segment	Prime Standard, Frankfurt
Number of shares	21,289,353 Stück
ISIN	DE0005130108
German code (WKN)	513 010
IPO	21.02.2000

Holdings of the Board as at 31.03.2007

	Number of shares	Stock Options
Executive Board:		
Michael Junker	899,947	12,000
Thomas Junold	0	0
Supervisory Board:		
Prof. Dr. Elmar Helten	90,000	0
Thomas Nievergelt	152	0
Prof. Dr. Manfred Feilmeier	765,947	0
Thies Eggers	35,398	0
Dr. Thomas Bühler	51,918	0
Manfred Herrmann	0	0

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

June 5, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
100 F Street, N.E.
Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find the Quarterly Report for First Quarter 2007 of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

45920293.4

FILE NO. 82-3907



HOW TO RUN AN AIRPORT

EVERYTHING YOU NEED
TO KNOW ABOUT THE
FIRST QUARTER OF 2007!

1ST QUARTER 2007

VIE Vienna International Airport

Open For New Horizons.

FILE NO. 82-3907

Key Data on the Flughafen Wien Group

Financial Indicators (in T€, excluding employees)	1-3/2007	Change in %	1-3/2006
Total turnover	110,834.2	+3.9	106,653.0
EBIT	24,968.9	+3.7	24,067.3
EBITDA	41,305.4	+7.1	38,557.6
EBIT margin in % [1]	22.2	+1.0	21.9
EBITDA margin in % [2]	36.6	+4.2	35.2
Net profit after minority interests	17,617.7	+3.3	17,059.0
Cash flow from operating activities	21,956.2	+18.0	18,600.8
Equity	760,084.4	+7.4	707,941.2
Capital expenditure [3]	31,459.1	+26.1	24,941.0
Employees, average for the period [4]	3,920	+6.5	3,681

Industry Indicators	1-3/2007	Change in %	1-3/2006
MTOW in tonnes [5]	1,578,951	+4.4	1,512,582
Passengers	3,691,415	+9.4	3,375,744
Transfer passengers	1,322,164	+13.1	1,169,276
Flight movements	56,482	+4.2	54,207
Cargo (air cargo and trucking) in tonnes	62,970	+0.6	62,599
Seat occupancy in % [6]	64.3	+3.4	62.2

Definitions:
1) EBIT margin (earnings before interest and taxes) = EBIT / Operating income
2) EBITDA margin (earnings before interest, taxes, depreciation and amortisation) = EBIT + depreciation + amortisation / Operating income
3) Tangible and intangible assets
4) Average number of employees for the period weighted by level of employment, including apprentices, trainees and part-time employees and excluding employees on maternity or military leave as well as members of the Management Board and managing directors
5) MTOW: maximum take-off weight for aircraft
6) Seat occupancy: Number of passengers / Available number of seats

Financial Calendar	
Interim Financial Statements 2007	23 August 2007
Third Quarter Results 2007	15 November 2007

Information on Flughafen Wien shares	
Share price on 31.12.2006 in €	74.40
Share price on 31.3.2007 in €	73.31
Market capitalisation as of 31.3.2007 in € mill.	1,539.5
Index weighting (ATX) in %	1.71

Ticker symbols	
Reuters	VIEV.VI
Bloomberg	FLUG AV
Datastream	O:FLU
ISIN	AT0000911805
ÖKB-WKN	091180
ÖTOB	FLU
ADR	VIAAY

If you like this quarterly report, you should see our latest annual report.

Order a copy now!

Investor Relations:
Robert Dusek
Telephone: +43-1-7007-23126
e-mail: investor-relations@viennaairport.com


HOW TO RUN AN AIRPORT

Published by: Flughafen Wien AG, P.O. Box 1, A-1300 Wien-Flughafen · Communications Department Telephone: +43-1-7007-22300 · Investor Relations Robert Dusek, Tel.: +43-1-7007-23126, e-mail: investor-relations@viennaairport.com · http://www.viennaairport.com · Data Registry Nr.: 008613 · Corporate Register Nr.: FN 42984 m · Court of Registry: Provincial Court in Korneuburg · Printed by: Holzhausen Druck+Medien

Shareholders' Letter

Dear Ladies and Gentlemen,

The development of traffic

Vienna International Airport remained on its growth course by recording excellent traffic development during the first three months of 2007: the number of passengers grew 9.4% to a total of 3,691,415 and transfers rose by 13.1%. Further increases were recorded in maximum take-off weight (MTOW) with 4.4%, flight movements with 4.2% and cargo with 0.6%. The strongest growth was registered in travel to destinations in the Near East, where the number of passengers rose by 24.5% during the first quarter of this year, and in traffic to Eastern Europe with a plus of 18.6%.

First quarter of 2007 brings +9.4% in passengers, + 4.4% in MTOW, + 4.2% in flight movements and + 0.6% in cargo at Vienna International Airport.

The sound development of traffic to Eastern Europe was driven above all by the Austrian Airlines Group. In addition, the low-cost carriers increased the number of passengers handled at Vienna International Airport by 27.0% and thereby raised their share of passenger volume by 2.2 percentage points to 15.2%. Of the total increase in passengers recorded for the first quarter of this year, 37.6% was generated by the low-cost carriers.

Turnover

Turnover rose by 3.9% to € 110.8 million for the first three months of 2007. The higher volume of traffic led to an increase of 7.1% in turnover recorded by the Airport Segment to € 47.8 million, despite a reduction of 1.38% in the landing tariff. The 7.9% decline in Handling Segment turnover to € 33.2 million is explained primarily by the mild winter, which led to a sharp drop in de-icing requirements and subsequent decrease of 47.6% in income from individual services. An increase of 2.8% in handling activities was unable to completely offset this development. The average market share remained nearly constant at 88.5%. The growth in turnover recorded by the Non-Aviation Segment continued during the first quarter of 2007 with a plus of 15.1% to € 29.8 million. This development was supported above all by higher earnings from security controls, rentals, shops and gastronomy as well as parking.

Increase of 3.9% in turnover.

The decline in other operating income resulted chiefly from a reduction in capitalised services, which are provided by Vienna Airport Infrastruktur Maintenance GmbH for Flughafen Wien AG.

Expenses

The cost of materials and services fell 18.0% to € 9.0 million during the first quarter of 2007, primarily due to a reduction in the use of de-icing materials as a consequence of the warm weather. Personnel expenses rose by 3.7% to € 48.6 million parallel to the growth in the workforce and as a consequence of wage and salary increases mandated by collective bargaining agreements. These effects were contrasted by lower expenses for overtime. The 6.5% rise in the number of employees to 3,920 resulted not only from the positive development of traffic, but also from additional hiring in connection with the expansion of security services to include the examination of liquids in hand luggage.

Other operating expenses rose by 3.7% to € 13.9 million. Lower maintenance costs were contrasted by higher expenditures for marketing. The depreciation of tangible assets and amortisation of intangible assets increased 12.7% to € 16.3 million.

Earnings

Earnings before interest, taxes, depreciation and amortisation (EBITDA) increased 7.1% to € 41.3 million for the first quarter of 2007, and led to an improvement of 1.5 percentage

points in the EBITDA margin to 36.6%. Income before interest and taxes (EBIT) rose by 3.7% to € 25.0 million and the EBIT margin increased 0.2 percentage points to 22.2%.

Financial results improved by € 0.1 million over the comparable prior year period to a total of € -1.4 million. Profit before taxes (EBT) grew by 4.3% to € 23.5 million, and triggered an increase of 2.1% in tax expense to € 5.6 million. The resulting net profit for the period totalled € 17.9 million. The share of net profit attributable to minority interests equalled € 0.3 million for the first quarter of 2007, while the share of profit attributable to the shareholders of the parent company totalled € 17.6 million (first quarter of 2006 € 17.1 million).

Financial, Asset and Capital Structure

Investments of € 31.5 million, with focus on the VIE-Skylink terminal and Office Park II.

The volume of capital expenditure continued to exceed the level of depreciation, and led to an increase of 1.3% in non-current assets to € 1,231.5 million during the period from January to March 2007. Investments in tangible and intangible assets during the first quarter of 2007 rose by 26.1% over the comparable prior year period to € 31.5 million, whereby the major expenditures were related to the new VIE-Skylink terminal and the Office Park II.

Current assets totalled € 346.8 million at the end of the reporting period, which represents an increase of 28.7% over the level at 31 December 2006. Cash and cash equivalents rose by € 88.0 million to € 271.1 million following the allotment of further financing by the European Investment Bank. Equity increased 2.8% during this same period to € 760.1 million, primarily as a result of the € 17.9 million in net profit recorded for the first quarter. Minority interests reflect the stakes held by co-shareholders in the two Slovakian holding companies BTS Holding a.s. and KSC Holding a.s. The equity ratio equalled 48.2% as of 31 March 2007 (31.12.2006: 49.8%).

Capital expenditure leads to further changes in balance sheet structure.

Non-current borrowings rose by 26.3% during the first three months of the reporting year to € 613.0 million. This development followed the allotment of an additional € 100.0 million loan from the European Investment Bank as well as the reclassification of rental prepayments from current liabilities to non-current liabilities.

Current liabilities declined 21.3% to € 205.3 million, above all due to a reduction of € 25.7 million in current provisions and the reclassification of rental prepayments from current liabilities to non-current liabilities.

Cash Flow Statement

The reduction in provisions and liabilities during the first quarter of 2007 was € 3.1 million lower than in the comparable period of the prior year. This decline as well as higher depreciation and lower income tax payments led to an improvement of € 3.4 million in net cash flows from operating activities to € +22.0 million.

Cash flows from investing activities declined by € 3.6 million to € -81.1 million during the first quarter of 2007. The major components of this figure were investments of € 31.5 million in tangible and intangible assets as well as additions of € 49.7 million to securities, which were purchased to improve the investment of funds. Payments made for investments in tangible and intangible assets were € 6.5 million higher than in the first quarter of 2006.

Cash flows from financing activities during the first three months of 2007 were comprised exclusively of a € 97.2 million increase in financial liabilities. The comparable prior year value of € 56.3 million reflected payments of € 24.7 million received from the minority shareholders of the two Slovakian holding companies BTS Holding a.s. and KSC Holding a.s. as well as changes of € 31.6 million in financial liabilities.

FILE NO. 82-3907

Including the change in the revaluation reserve for securities and currency translation adjustments, cash and cash equivalents rose by a total of € 38.4 million over the level at 31 December 2006 to equal € 167.3 million as of 31 March 2007.

Corporate Spending

The largest single investments made during the first three months of 2007 included € 17.5 million for the construction of the VIE-Skylink terminal and € 10.8 million for the Office Park II. The latter project is scheduled for completion in autumn 2007.

Outlook

Continuation of positive traffic development during April.

The positive development recorded by Vienna International Airport continued into April with strong growth in all traffic segments. In comparison to April of the previous year, the number of passengers increased 8.9% to 1,528,021. Flight movements rose by 6.2%, maximum take-off weight by 7.0% and the number of transfer passengers by 6.9%. The total number of passengers (scheduled and charter) travelling to Eastern Europe was 26.5% higher in April 2007. Sound development was also recorded in travel to other European destinations with a plus of 11.0% and in flights to the Near East with a plus of 9.7% in passengers. Together with the introduction of the summer flight plan, new airlines will add Vienna International Airport to their programmes with further destinations and additional frequencies.

Flughafen Wien AG acquired the "World Trade Center", an office building with roughly 18,000 m² of rentable space, from the previous owners retroactive as of 1 January 2007. This facility will now become the Office Park III. The building was constructed in 1989 by a third party on land owned by Flughafen Wien AG, directly across from the arrivals hall and adjacent to the nh-Hotel.

Flughafen Wien AG complies with all legal regulations in expansion of VIE-Skylink terminal.

With respect to the current discussions as to whether the VIE-Skylink terminal project should have been subjected to an environmental impact assessment, we would like to note that Flughafen Wien AG acted in accordance with Austrian law and obtained all necessary approvals from public authorities. An administrative ruling on the expansion of the VIE-Skylink terminal was issued by the Province of Lower Austria, and states that an environmental impact assessment is not required for this project.

On 1 March 2007 Flughafen Wien AG filed the environmental impact assessment for the project "Parallel runway 11R/29L" with the Government of the Province of Lower Austria for evaluation in accordance with the Austrian Environmental Impact Assessment Act of 2000.

Christian Domany
Member of the
Management Board

Herbert Kaufmann
Member and Speaker of
the Management Board

Gerhard Schmid
Member of the
Management Board

FILE NO. 82-3907

Interim Financial Statements for the First Quarter of 2007 according to IFRS

Consolidated Income Statement

in T€	1-3/2007	1-3/2006	Change in %
Turnover	**110,834.2**	**106,653.0**	**3.9**
Other operating income	1,894.8	3,043.5	-37.7
Operating income	**112,728.9**	**109,696.5**	**2.8**
Cost of materials and services	-8,952.6	-10,912.6	-18.0
Personnel expenses	-48,579.3	-46,825.6	3.7
Other operating expenses	-13,891.6	-13,400.7	3.7
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**41,305.4**	**38,557.6**	**7.1**
Depreciation and amortisation	-16,336.5	-14,490.3	12.7
Income before interest and taxes (EBIT)	**24,968.9**	**24,067.3**	**3.7**
Net financing costs	-1,372.1	-1,254.7	9.4
Other financial results	-80.4	0.0	n.a.
Financial results, excl. associates at equity	-1,452.5	-1,254.7	15.8
Income from associates at equity	20.9	-253.8	-108.2
Financial results	**-1,431.6**	**-1,508.5**	**-5.1**
Profit before taxes (EBT)	**23,537.3**	**22,558.8**	**4.3**
Taxes on income	-5,635.4	-5,517.5	2.1
Net profit for the period	**17,901.9**	**17,041.4**	**5.0**
Thereof attributable to minority interests	284.2	-17.6	-1,715.1
Thereof attributable to the parent company	**17,617.7**	**17,059.0**	**3.3**
Earnings per share (in €)	0.84	0.81	3.7

Consolidated Balance Sheet

in T€	31.3.2007	31.12.2006	Change in %
Non-current assets	1,231,520.2	1,215,908.8	1.3
Current assets	346,894.3	269,495.4	28.7
Assets	**1,578,414.5**	**1,485,404.2**	**6.3**
Equity	760,084.4	739,196.4	2.8
Non-current liabilities	613,038.0	485,267.9	26.3
Current liabilities	205,292.1	260,939.8	-21.3
Equity and Liabilities	**1,578,414.5**	**1,485,404.2**	**6.3**

Consolidated Cash Flow Statement

in T€	1-3/2007	1-3/2006	Change in %
Net cash flows			
from operating activities	21,956.2	18,600.8	18.0
from investing activities	-81,138.6	-84,780.1	-4.3
from financing activities	97,210.9	56,299.6	72.7
Change in cash and cash equivalents	**38,028.5**	**-9,879.7**	**-484.9**
Change in revaluation reserve for securities	345.2	651.0	-47.0
Effect of exchange rate fluctuations on cash held	4.5	-91.1	-105.0
Cash and cash equivalents at the beginning of the period	128,914.0	58,231.5	121.4
Cash and cash equivalents at the end of the period	**167,292.1**	**48,911.8**	**242.0**

Changes in Capital and Reserves

in T€	1-3/2007	1-3/2006	Change in %
Balance on 31.12. prior year	**739,196.4**	**665,768.5**	**11.0**
Increase in minority interests	0.0	24,669.4	n.a.
Net profit for the first quarter	17,901.9	17,041.4	5.0
Other changes	2,986.1	462.0	546.3
Balance on 31.3.	**760,084.4**	**707,941.2**	**7.4**

Segment Results

in T€	1-3/2007	1-3/2006	Change in %
Airport			
Segment turnover *)	47,833.9	44,671.4	7.1
Segment earnings	18,761.2	14,055.4	33.5
Handling			
Segment turnover *)	33,187.0	36,042.0	-7.9
Segment earnings	1,821.5	6,042.0	-69.9
Non-Aviation			
Segment turnover *)	29,780.8	25,876.9	15.1
Segment earnings	9,468.9	9,195.8	3.0

*) External turnover

FILE NO. 82-3907

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

June 5, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 11 2007
WASH, D.C. 186 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
100 F Street, N.E.
Room 3628
Washington, D.C. 20549

SUPPL

FJA

Re: ~~FJH~~ AG (the "Company")
File No. 82-5077

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find the Invitation to Annual General Meeting on June 22, 2007 of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

45920296.2

FJH



Notice of the Annual General Meeting of FJH AG

FJH AG
Elsenheimerstraße 65
80687 München
DEUTSCHLAND
Telephone: +49 89 76901-0
Fax: +49 89 76901-606
Email: investor.relations@fjh.com
www.fjh.com

FILE NO. 82-5077

Notice

Notice is hereby given that the Annual General Meeting of our Company will be held

on Friday, 22 June 2007
at 10.00 a.m.

in the Konferenzzentrum München
Hanns-Seidel-Stiftung
Lazarettstraße 33
80636 München

ISIN: DE0005130108   Securities code: 513010

Key Figures in € Millions according to IFRS

	2006	2005	2004
Revenues	56.9	51.1	67.7
EBIT	−4.9	−3.7	−123.3
Net income	−1.9	−2.0	−122.7
Shareholders' equity	17.9	4.4	−9.8
Emloyees as at 31/12	482	496	893

Agenda

1. **To receive the adopted annual financial statements and the adopted consolidated financial statements, the management report of the Company and of the Group and also the Supervisory Board report for the 2006 fiscal year**

2. **To give discharge to the Executive Board**
   The Executive Board and the Supervisory Board propose that discharge be given to the members of the Executive Board for the 2006 fiscal year.

3. **To give discharge to the Supervisory Board**
   The Executive Board and the Supervisory Board propose that discharge be given to the members of the Supervisory Board for the 2006 fiscal year.

4. **To elect the Auditors for the 2007 fiscal year**
   The Supervisory Board proposes that DR. KLEEBERG & PARTNER GmbH, auditors and tax consultants, of Munich, be elected as the Company's Auditors for the 2007 fiscal year.

5. **To amend the Articles of Association in line with the Transparency Directive Implementation Act (TUG)**
   The Transparency Directive Implementation Act (Transparenz richtlinie-Umsetzungsgesetz TUG), which entered into force in January 2007, permits the electronic dispatch of information (e.g. the notice of the AGM) to shareholders by means of remote data transmission. In addition to consent from the individual shareholder concerned, electronic dispatch of information also requires that this form of transmitting information be approved by the AGM.

   The Supervisory Board and the Executive Board therefore propose that § 4 of the Articles of Association be augmented and reworded as follows:

   "§ 4
   Company Notices and Information

   (1) Company notices shall be published in the electronic Federal Gazette.

   (2) Information may also be sent to holders of the Company's listed securities by means of remote data transmission."

Participation

At the time of convening this AGM, all 21,289,353 of the no-par-value shares in the Company that have been issued carry participation and voting rights. Each share grants one vote at the General Meeting. Consequently, at the time of convening this AGM, there are 21,289,353 voting rights. At the time of convening this AGM the Company does not hold any treasury stock.

Requirements for participating at the meeting and exercising voting rights

Shareholders who have provided the Company with proof of their share ownership by means of a special certificate issued in text form by a licensed securities custody institute shall be entitled to participate at the General Meeting and to exercise voting rights. The certificate must be issued in the German or English language and must relate to the **start of the first day of June 2007 (0.00 hours)**. It must be received by the Company at the following address by **15 June 2007** at the latest:

FJH AG
"Hauptversammlung 2007"
c/o DZ-BANK / Deutsche WertpapierService Bank AG
Abt. WDHHV
Wildunger Straße 14
60487 Frankfurt am Main
Fax: +49 69 5099-1110
Email: hauptversammlung@dwpbank.de

In the event of doubts about the authenticity or accuracy of the certificate the Company shall be entitled to demand suitable additional evidence and to refuse to admit a shareholder if this evidence is not provided or is not provided in suitable form.

Shareholders who are unable to attend the AGM in person may arrange to be represented at the meeting by a proxy specified by the Company who shall be obliged to act in accordance with instructions. Shareholders who wish to grant power of attorney to the proxy designated by the Company shall require an admission card for the AGM. The form for granting power of attorney to the proxy designated by the Company is attached to the admission card. Where required, this form should be completed and signed and the original sent to the Company to arrive by **20 June 2007**. Where power of attorney is awarded to the proxy designated by the Company, it is also imperative that evidence of a shareholder's share ownership be sent on time in accordance with the above provisions.

It is also possible to exercise voting rights through a proxy, and through an association of shareholders.

Countermotions against a proposal by the Executive Board and Supervisory Board and/or against a proposal by the Supervisory Board on a specific agenda item pursuant to § 126 para. 1 of the German Stock Corporation Act (AktG) must be sent exclusively to the following address:

FJH AG
Frau Eva Hesse
Elsenheimerstraße 65
80687 München

or by fax to: +49 89 76901-606

or by Email to: eva.hesse@fjh.com

After proof of the applicant's share ownership has been verified, countermotions received at the above address by the end of 8 June 2007 at the latest will be made available to other shareholders without delay on the Internet at www.fjh.com. Any comments by the management will also be published via the aforementioned Internet address.

Munich, May 2007

FJH AG
The Executive Board

Directions to the Konferenzzentrum München

The Konferenzzentrum München (Munich Conference Centre) can be easily reached by car or by several means of public transport.


Schachenmeierstraße
Ernst-Henle-Straße
Lazarettstraße
Lazarettstraße
Albrechtstraße
Lazarettstraße
Thorwaldsenstraße
Lothstraße
Gaßnerstraße
Lothstraße
Thorwaldsenstraße
Lothstraße
Lothstraße
Nymphenburgerstraße
U

Konferenzzentrum München
(Munich Conference Centre)
Hanns-Seidel-Stiftung
Lazarettstraße 33
80636 München
Telephone: +49 89 1258-401
Email: konferenzzentrum@hss.de

By MVV public transport
Take line U1 "Olympia-Einkaufszentrum" or U7 "Rotkreuzplatz" and alight at "Maillinger Straße". From there, take the exit marked "Lazarettstraße" and follow the signs marked "Deutsches Herzzentrum" on foot for approx. 500 m. Information on ticket prices and timetables can be obtained from: *http://www.mvv-muenchen.de*

By car
From Mittlerer Ring in Munich turn into Nymphenburger Strasse or Dachauer Strasse towards the city centre and then turn into Lazarettstrasse. Limited parking spaces are available in the underground car park. Details for navigation systems: Lazarettstraße corner of Thorwaldsenstraße.

By rail (Deutsche Bahn)
Arrive at Munich Central Station. From there, it is only two stops on the underground - take line U1 "Olympia-Einkaufszentrum" or U7 "Rotkreuzplatz" and alight at "Maillinger Straße". From there, take the exit marked "Lazarettstraße" and follow the signs marked "Deutsches Herzzentrum" on foot for approx. 500 m.

FJH AG - Report of the Supervisory Board

Key features of the 2006 financial year at FJH included the pleasing development in operating business, the integration of PYLON AG, the completion of the reorganisation process and personnel changes on the Executive Board. The Supervisory Board discussed the necessary measures at length at six ordinary and three extraordinary meetings; where necessary, members of the Executive Board were also invited to attend these meetings, at which measures were decided in accordance with the Supervisory Board's powers.

The Supervisory Board also discussed matters and prepared decisions in telephone conferences with the Executive Board. Specific departmental issues were addressed in numerous individual discussions with members of the Executive Board. The current profit and loss account, forecast results for the coming quarters and liquidity planning for the fiscal year were also critically examined and discussed. The Executive Board provided the Supervisory Board with regular verbal information and written reports.

Other important areas of work for the Supervisory Board included risk management and the personnel changes on the Executive Board. When carrying out its work the Supervisory Board relied on written and verbal information provided by the members of the Executive Board; it also called on the services of external experts for individual issues.

The Audit Committee discussed the annual and consolidated financial statements for the fiscal year in detail with the Auditors. The Supervisory Board then obtained information from the members of the Audit Committee and approached the Auditors for answers to individual questions.

The Supervisory Board thus fulfilled the duties incumbent on it by law and under the Company's Articles of Association.

Both the Executive Board and the Supervisory Board saw personnel changes: Chairman of the Executive Board Mr Ulrich Korff and CFO Mr. Sven-Roger von Schilling left the Company with effect from 24 May 2006.

Mr Bernd Recker left the Supervisory Board at the end of July 2006. He was replaced by substitute member Manfred Hermann, who took up office on 1 August 2006.

There have been further changes on the Executive Board and on the Supervisory Board since the end of the financial year under review. A change at the top of the Supervisory Board was announced in February 2007. After more than seven year's successful work Prof. Dr. Elmar Helten handed the position of Chairman of the Supervisory Board over to Thomas Nievergelt. Professor Helten felt obliged to take this step because of an increase in other commitments. He remains as Deputy Chairman of the Supervisory Board of FJH AG. Mr. Stephan Schulak was appointed new CFO from 16 April 2007.

The accounts, the annual financial statements of FJH AG and the consolidated annual financial statements and management report for 2006 of FJH AG and the FJH Group have been audited by the Auditors, Dr. Kleeberg & Partner GmbH, Munich,

and given an unqualified audit certificate. These financial statements and reports and also the audit reports issued by the Auditors were sent to every member of the Supervisory Board. The Supervisory Board discussed them in detail with the Auditors and the Executive Board. At these meetings the Auditors particularly highlighted the FJH Group's improved cost and liquidity situation in the 2006 annual financial statements.

The Supervisory Board has verified the annual financial statements and consolidated financial statements – including the management reports – that were prepared by the Executive Board and has concurred with the results of the audit; it approves the annual financial statements and the consolidated financial statements for the year ending 31 December 2006, which are therefore adopted in accordance with Article 172 of the German Stock Corporation Act [*AktG*].

The Supervisory Board extends its gratitude to the Executive Board and to all employees for their hard work and personal commitment during the 2006 financial year.

Munich, 27 March 2007
The Supervisory Board
lic. iur. Thomas Nievergelt
Lawyer and Notary
(Chairman)

Supervisory Board

- Thomas Nievergelt (Chairman from 16 February 2007, Deputy Chairman until 15 February 2007)
- Prof. Dr. Elmar Helten (Deputy Chairman from 16 February 2007, Chairman until 15 February 2007)
- Dr. Thomas Bühler
- Thies Eggers
- Prof. Dr. Manfred Feilmeier
- Manfred Herrmann (since 1 August 2006)
- Bernd Recker (until 31 July 2006)

FJH AG - CORPORATE GOVERNANCE REPORT

The Executive Board also issues the following report on behalf of the Supervisory Board in accordance with No. 3.10 of the German Corporate Governance Code.

At FJH AG, corporate governance complies with all statutory requirements under the German Stock Corporation Act and largely complies with the recommendations of the German Corporate Governance Code. In December 2006 the Executive Board and Supervisory Board issued an updated declaration of compliance in accordance with § 161 of the German Stock Corporation Act [*AktG*]. The official declaration of compliance issued by the Company's Executive Board and Supervisory Board is published on FJH AG's homepage at www.fjh.com in the Investor Relations section under the heading Corporate Governance and is updated when changes are made. The Company deviates from the recommendations of the German Corporate Governance Code on a few points. The following section details those areas involved and the reasons for such deviations.

DEDUCTIBLE FOR D&O INSURANCE

No. 3.8 sentence 3 of the Code recommends that a suitable deductible be agreed if the company takes out a D&O (directors' & officers' liability insurance) policy for the Executive Board and Supervisory Board. FJH AG does not believe that the already high level of motivation and responsibility shown by the members of FJH's Executive Board and Supervisory Board in performing their duties can be further improved by such a deductible. FJH AG is therefore not planning any change to its current D&O insurance policy, which does not provide for any deductible for the members of its Executive Board and Supervisory Board.

COMPENSATION OF EXECUTIVE BOARD MEMBERS

Under No. 4.2.3 para. 3 sentence 3, the Code recommends excluding a retrospective change in performance targets or comparison parameters for measuring the variable compensation paid to Executive Board members. However, FJH AG believes that a retrospective change in performance targets or comparison parameters is permitted and appropriate if it is clear that external influences render this necessary. This may, for example, include fiscal changes, changes in the law or company acquisitions the level or impact of which could not previously be foreseen.

In No. 4.2.5 para. 1 and para. 2 the Code recommends reporting total compensation of the Executive Board in a compensation report which as part of the Corporate Governance

Report also describes the compensation system for Executive Board members in a generally understandable way. The Code also recommends that the presentation of the concrete form of a stock option scheme or comparable schemes for components with a long-term incentive effect and risk character should include the value thereof and that in the case of pension plans, the allocation to accrued pension liabilities or pension funds should be stated each year. FJH AG does not intend to describe the compensation system, the concrete form of a stock option scheme or comparable schemes, the value of the stock options and allocations to accrued pension liabilities or pension funds beyond the existing legal requirements.

APPOINTMENT OF EXECUTIVE BOARD AND SUPERVISORY BOARD MEMBERS

Under Nos. 5.1.2 para. 2 sentence 3 and 5.4.1 sentence 2 the Code recommends, among other things, that age limits be specified for members of the Executive Board and the Supervisory Board. FJH AG does not specify an age limit for members of the Supervisory Board as FJH AG considers that setting such an age limit represents an inappropriate restriction of the rights of the shareholders who elect the members of the Supervisory Board. Similarly, FJH AG does not specify an age limit for members of the Executive Board as this would restrict the Supervisory Board in its overall choice of suitable members of the Executive Board.

PUBLICATION OF INTERIM REPORTS

Under No. 7.1.2 sentence 3, sub-clause 2, the Code recommends that interim reports be made publicly accessible within 45 days of the end of the reporting period. Due to the internal procedures to be undergone it is not possible to publish interim reports within this period.

COMPENSATION REPORT

	Non-profit-related components	Profit-related components	Total
	€000	€000	€000
Executive Board			
Michael Junker	347	78	425
Thomas Junold	292	150	442
Ulrich Korff *	285	0	285
Sven-Roger von Schilling*	137	0	137
Total	**1,061**	**228**	**1,289**

* (Each individual was an Executive Board member up to and including May 2006)

In addition to the fixed salary the non-profit-related components mainly include customary insurance benefits and the use of a company car/corresponding allowances (also for 2005 in some cases) and pension allowances. The individual amounts for members were as follows: Mr. Junker around 35 thousand Euro, Mr. Junold around 52 thousand Euro, Mr. Korff around 2 thousand Euro and Mr. von Schilling around 33 thousand Euro. Mr. von Schilling received remuneration of 150 thousand Euro for a follow-on consultancy agreement until the end of 2006.

During the period under review Supervisory Board member Prof. Dr. Manfred Feilmeier received a company pension of around 50 thousand Euro and benefits of around 7 thousand Euro from the use of a company car subsequent to his earlier Executive Board contract.

	€
Supervisory Board	
Prof. Dr. Elmar Helten (Chairman)	32,400
Thomas Nievergelt (Deputy Chairman)	24,300
Thomas Bühler	16,200
Thies Eggers	16,200
Prof. Dr. Manfred Feilmeier	16,200
Bernd Recker *	9,450
Manfred Herrmann **	6,750
Total	**121,500**

* prorata from 1 January to 31 July 2006, ** prorata from 1 August to 31 December 2006

In addition to the compensation received by Supervisory Board members, the following transactions were also conducted with members of the Supervisory Board: Supervisory Board member Thomas Nievergelt provided FJA Feilmeier & Junker AG (Switzerland),

Zurich, with consultancy services totalling around 2 thousand Euro; these services involved issues related to employment and leasing law. Supervisory Board member Thies Eggers provided FJH AG with consultancy services for conducting a financial due diligence on PYLON AG; these consultancy services amounted to around 7 thousand Euro.

As at 31 December 2006, Supervisory Board member Prof. Dr. Elmar Helten held 71% of the shares in assit-forum GmbH. Details on the related transactions at the time of and after the formation of assit-forum GmbH are contained in Section III No. 1 of the notes to the consolidated financial statements. Under an agreement dated 15 October 2006 Prof. Dr. Helten granted assit-forum GmbH a loan of 8 thousand Euro with maturity on 1 April 2007 at an interest rate of 5% per annum. The value of the loan (including interest) on the reporting date was 8 thousand Euro. In 2006 Prof. Dr. Helten invoiced assit-forum GmbH for an amount of around 10 thousand Euro for fees relating to seminar presentations and concept services (including travel expenses).

Further information on this subject can be found in the section headed "Basic features of the remuneration system" in the consolidated management report and in Section XIII No. 1 ("Total remuneration of the Members of the Executive Board and the Supervisory Board") in the notes to the consolidated financial statements.

SHARES HELD BY MEMBERS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

As at 31 December 2006 the members of the Executive Board and the Supervisory Board held 1,833,362 shares. This total shareholding represents more than 1% of the shares issued by FJH AG and is divided as follows:

	Number of shares	Number of options
Executive Board		
Michael Junker	899,947	12,000
Thomas Junold	0	0
Supervisory Board		
Prof. Dr. Elmar Helten	80,000	0
Thomas Nievergelt	152	0
Dr. Thomas Bühler	51,918	0
Thies Eggers	35,398	0
Prof. Dr. Manfred Feilmeier	765,947	0
Manfred Herrmann	0	0

SHARE OPTION SCHEME

FJH AG has set up a share option scheme for members of the Executive Board, members of the General Management of affiliated companies of FJH AG and other management employees. Details of this scheme are provided in Section VII No. 3 of the notes to the consolidated financial statements.

INFORMATION ON THE PURCHASE OR SALE OF SHARES BY MEMBERS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

The following table provides information on the purchase or sale of shares in the Company or of financial instruments associated with these shares by members of the Executive Board and the Supervisory Board: **see separate file:** DirectorsDealings2006

FJH

Explanatory report of the Executive Board on the information pursuant to §§ 289 para. 4 and 315 para. 4 of the German Commercial Code (HGB) for the 2006 fiscal year

In the Company management report and the consolidated management report the Executive Board has provided information pursuant to §§ 289 para. 4 and 315 para. 4 of the German Commercial Code; this information is explained as follows:

Capital structure

On 31 December 2006 the subscribed capital of FJH AG amounted to 21,289,353 Euro and was made up of 21,289,353 no-par-value bearer shares. One share grants an imputed share of 1.00 Euro in the company capital.

Shareholder rights and obligations

Shareholders are entitled to property and administrative rights. The main property rights include the right to participate in profits (§ 58 para. 4 of the German Stock Corporation Act, AktG) and to any liquidation proceeds (§ 271 of the German Stock Corporation Act, AktG), as well as the right to subscribe to shares in the event of capital increases (§ 318 of the German Stock Corporation Act, AktG).

The administrative rights include the right to participate at General Meetings and the right to speak at such meetings, to submit questions and motions and to exercise voting rights. A shareholder may in particular assert these rights through complaints regarding information and through action in rescission.

Each share grants one vote at the General Meeting. The General Meeting elects the members of the Supervisory Board that are to be appointed by it, and also the auditor; in particular, it decides on approval of the actions of the members of the Executive Board and the Supervisory Board, on amendments to the Articles of Association and capital measures, on authorities to purchase treasury stock and where applicable on the performance of special audits, on premature removal from office of members of the Supervisory Board, and on the dissolution of the company.

As a rule, the General Meeting adopts resolutions with a simple majority of votes cast, unless a qualified majority is required by law.

Composition of the Supervisory Board

The Supervisory Board comprises six members who are elected by the Company's shareholders in accordance with the German Stock Corporation Act (AktG). Moreover, the members of the Supervisory Board are entitled to invite expert third parties or persons providing information to attend Supervisory Board meetings. The Supervisory Board members are elected for a period extending up to the end of the General Meeting deciding on their discharge for the third fiscal year after the start of their term of office. The fiscal year in which the term of office commences is not included in the calculation. Supervisory Board resolutions require a majority of the votes cast. In the event of a tie in the votes – including in the case of elections – the Chairman (and in his absence a deputy) has the casting vote.

Statutory requirements and provisions in the Articles of Association governing the appointment and dismissal of Executive Board members

The appointment and dismissal of members of the Executive Board are regulated in § 84 and § 85 of the German Stock Corporation Act (AktG). The Company's Executive Board comprises one or more person(s). The Supervisory Board determines the number of Executive Board members. The members of the Executive Board are appointed by the Supervisory Board for a maximum term of five years. Members may be re-appointed or their term of office may be extended; in both cases this may be for a maximum of five years.

Executive Board powers relating to the issue and repurchase of shares

The Executive Board is authorised to increase the Company's share capital, with the approval of the Supervisory Board, in one or more stages by a total nominal amount of up to 10,398,708 Euro until 22 June 2011 by issuing new, no-par-value bearer shares with an imputed share of 1.00 Euro in the company capital against cash contributions and/or non-cash contributions (approved capital 2006/I). The Executive Board is also authorised to exclude shareholders' subscription rights, with the approval of the Supervisory Board, in order to increase the Company's share capital on one or more occasions by a maximum total nominal amount of 2,079,741 Euro through the issue of new, no-par value shares in return for cash contributions.

Key agreements of the parent company in the event of a change in control following a takeover offer

The Company's Articles of Association do not contain any provisions that would under certain circumstances cause a delay in, a postponement of or even prevent a change in control of the Company. In addition, no provisions on compensation in the event of a takeover offer had been agreed with either the members of the Executive Board who were in office on 31 December 2006 or with employees.

Munich, May 2007

FJH AG

The Executive Board

END